February 24, 2011

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Ms. Kristin Shifflett

Re:	Euroseas Ltd.
Form 20-F for the year ended December 31, 2009
File No. 001-33283

Dear Ms. Shifflett:

Seward & Kissel LLP represents Euroseas Ltd., a Marshall Islands company (the "Company"), in connection with the Company's Form 20-F for the year ended December 31, 2009 (the "20-F"), filed with the Securities and Exchange Commission (the "Commission") on May 28, 2010.  By letter dated February 3, 2011 (the "Comment Letter"), the Staff of the Commission (the "Staff") provided the Company with its comments on the 20-F and requested that the Company provide a response within 10 business days.  Per our previous telephonic discussions, we hereby request, on behalf of the Company, an extension of the time to March 1, 2011 to respond to the Comment Letter.

Sincerely,

/s/ Anthony Tu-Sekine

SK 02558 0005 1174651